SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)

OUTFRONT Media, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

69007J106

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Brookfield Investment Management Inc.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power None

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 0.00%

12.	Type of Reporting Person IA

Item 1.
Item 1(a)	Name of Issuer: OUTFRONT Media Inc.
Item 1(b)	Address of Issuer’s Principal Executive Offices: 405 Lexington Avenue 17th Floor New York, NY 10174

Item 2.
2(a)	Name of Persons Filing: Brookfield Investment Management Inc. (the “Reporting Persons”).
2(b)(c)	Address or Principal Business Office or, if none, Residence: Brookfield Investment Management, Inc. Brookfield Place 250 Vesey St., 15th Floor New York, NY 10281-1023
2(c)	Citizenship: Delaware
2(d)	Title of Class of Securities: Common Stock
2(e)	CUSIP No.: 69007J106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
a.	☐	Broker or dealer registered under section 15 of the Act;
b.	☐	Bank as defined in section 3(a)(6) of the Act;
c.	☐	Insurance company as defined in section 3(a)(19) of the Act;
d.	☐	Investment company registered under section 8 of the Investment Company Act of 1940;
e.	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
f.	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
g.	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
h.	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
i.	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
j.	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
k.	☐

Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	a.	Amount beneficially owned: See the response(s) to Item 9 on the attached cover page(s).
	b.	Percent of class: See the response(s) to Item 11 on the attached cover page(s).
	c.	Number of shares as to which such person has:
		i.	Sole power to vote or to direct the vote: See the response(s) to Item 5 on the attached cover page(s).
		ii.	Shared power to vote or to direct the vote: See the response(s) to Item 6 on the attached cover page(s).
		iii.	Sole power to dispose or to direct the disposition of: See the response(s) to Item 7 on the attached cover page(s).
		iv.	Shared power to dispose or to direct the disposition of: See the response(s) to Item 8 on the attached cover page(s).

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Clients of the Reporting Person have or may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of securities held in their accounts. No such client is known to have such right or power with respect to more than 5% of the class of securities to which this report relates.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2017

Brookfield Investment Management Inc.

By:	/s/ Seth Gelman
Name:	Seth Gelman
Title:	Chief Compliance Officer